Filed Pursuant to Rule 433
Issuer Free Writing Prospectus dated November 4, 2021
Relating to Preliminary Prospectus Supplement dated November 4, 2021 and
Prospectus dated October 29, 2021
Registration No. 333-259455

CAPITAL SOUTHWEST CORPORATION
$50,000,000
3.375% Notes due 2026
PRICING TERM SHEET
November 4, 2021
The following sets forth the final terms of the 3.375% Notes due 2026 and should only be read together with the preliminary prospectus supplement, dated November 4, 2021, together with the accompanying prospectus, dated October 29, 2021, relating to these securities (the “Preliminary Prospectus”), and supersedes the information in the Preliminary Prospectus to the extent inconsistent with the information in the Preliminary Prospectus. In all other respects, this pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus. All references to dollar amounts are references to U.S. dollars.
On August 27, 2021, the Company issued $100,000,000 in aggregate principal amount of its 3.375% Notes due 2026 (the “Existing Notes”) pursuant to an indenture dated October 23, 2017 (the “Base Indenture”) as supplemented by the fourth supplemental indenture dated August 27, 2021 (the “Fourth Supplemental Indenture” and, together with the Base Indenture, the “indenture”) between the Company and U.S. Bank National Association, as trustee. The securities hereby offered (the “New Notes”) are being issued as “Additional Notes” under the indenture. The Existing Notes and the New Notes are collectively referred to in this Pricing Term Sheet as the “Notes.”

Issuer:	Capital Southwest Corporation (the “Company”)
Security:	3.375% Notes due 2026
Rating*:	A- (Egan-Jones)
Aggregate Principal Amount:
$50,000,000 in aggregate principal amount of New Notes. The New Notes will be part of the same series of notes as the $100,000,000 aggregate principal amount of the Existing Notes. Upon settlement, the New Notes will be fungible, rank equally, and treated as a single series with the Existing Notes, and the outstanding aggregate principal amount of the 3.375% Notes due 2026 will be $150,000,000.

Maturity:	October 1, 2026
Trade Date:	November 4, 2021
Settlement Date**:	November 9, 2021 (T+3)

Use of Proceeds:	Repay a portion of the Company’s outstanding indebtedness under its senior secured revolving credit facility.
Price to Public (Issue Price):	99.993% of the aggregate principal amount, plus Aggregate Accrued Interest (as defined below)
Aggregate Accrued Interest:	$337,500.00 of accrued and unpaid interest from August 27, 2021 up to, but not including, the date of delivery of the New Notes
Coupon (Interest Rate):	3.375%
Yield to Maturity:	3.375%
Spread to Benchmark Treasury	+226 basis points
Benchmark Treasury	1.125% due October 31, 2026
Benchmark Treasury Price and Yield	100-1+ / 1.115%
Interest Payment Dates:	October 1 and April 1, beginning April 1, 2022
Optional Redemption:
The Company may redeem some or all of the Notes at any time, or from time to time at its option, at a redemption price (as determined by the Company) equal to the greater of the following amounts, plus, in each case, accrued and unpaid interest to, but excluding, the redemption date:
(1)100% of the principal amount of the Notes to be redeemed or
(2)the sum of the present values of the remaining scheduled payments of principal and interest (exclusive of accrued and unpaid interest to the date of redemption) on the Notes to be redeemed, discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) using the applicable Treasury Rate plus 50 basis points; provided, however, that if the Company redeems any Notes on or after July 1, 2026 (the date falling three months prior to the maturity date of the Notes), the redemption price for the Notes will be equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the date of redemption.

Offer to Repurchase upon a Change of Control Repurchase Event:
If a Change of Control Repurchase Event occurs prior to maturity, holders will have the right, at their option, to require the Company to repurchase for cash some or all of the Notes at a repurchase price equal to 100% of the principal amount of the Notes being repurchased, plus accrued and unpaid interest to, but not including, the repurchase date.

Denomination:	$2,000 and integral multiples of $1,000 in excess thereof

CUSIP:	140501 AC1
ISIN:	US140501AC12
Underwriting Discount:	2.000%
Book-Running Manager:	Raymond James & Associates, Inc.
Co-Managers:	Ladenburg Thalmann & Co. Inc. Oppenheimer & Co. Inc.
* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
** Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle no later than two business days after the trade date, unless the parties to such trade expressly agree otherwise at the time of the trade. Accordingly, purchasers who wish to trade on any date more than two business days prior to delivery of the New Notes will be required, by virtue of the fact that the New Notes initially will settle in three business days (T+3), to specify alternative settlement arrangements to prevent a failed settlement.
Investors are advised to carefully consider the investment objectives, risks, charges and expenses of the Company before investing. The Preliminary Prospectus, which has been filed with the U.S. Securities and Exchange Commission (the “SEC”), contains this and other information about the Company and should be read carefully before investing.
The information in the Preliminary Prospectus and in this pricing term sheet is not complete and may be changed. The Preliminary Prospectus and this pricing term sheet are not offers to sell any securities of the Company and are not soliciting an offer to buy such securities in any jurisdiction where such offer and sale is not permitted.
A shelf registration statement relating to these securities is on file with, and has been declared effective by, the SEC. The offering may be made only by means of a preliminary prospectus supplement and an accompanying prospectus. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, copies the Preliminary Prospectus and the accompanying prospectus may be obtained from: Raymond James & Associates, Inc., 880 Carillon Parkway, St. Petersburg, Florida 33716, email: prospectus@raymondjames.com, tel: 800-248-8863.